UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                  PROBEX CORP.

                                (Name of Issuer)

                           Common Stock, No Par Value

                         (Title of Class of Securities)

                                   742670 20 1

                                 (CUSIP Number)

                                  July 14, 2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [   ] Rule 13d-1(b)
           [ X ] Rule 13d-1(c)
           [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 6 Pages

CUSIP No. 742670 20 1           Schedule 13G                  Page 2 of 6 Pages



1        NAME OF REPORTING PERSON

           General Conference Corporation of Seventh-day Adventists

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           52-6037545


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  [   ]
                                                       (b)  [   ]


3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

              District of Columbia


    Number of Shares        5    SOLE VOTING POWER          1,412,735 (1) (2)

    Beneficially owned by   6    SHARED VOTING POWER        55,836 (3)

    Each Reporting Person   7    SOLE DISPOSITIVE POWER     1,412,735 (1) (2)

    With                    8    SHARED DISPOSITIVE POWER   55,836 (3)


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,468,571(1) (2) (3)


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                               [  ]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.545% (4)


12       TYPE OF REPORTING PERSON*

              CO

------------------
(1) Includes 444,736 shares of common stock and 181,500 shares of Series A 10% Cumulative Convertible Preferred Stock (which is convertible into 967,999 shares of common stock at any time at the option of the holder).

(2) General Conference Corporation of Seventh-day Adventists ("General Conference") is a corporation acting as trustee and manager to certain retirement, investment and income funds who are the record owner of a portion of these shares.

(3) Consists of 2,502 shares of common stock and 10,000 shares of Series A 10% Cumulative Convertible Preferred Stock (which is convertible into 53,334 shares of common stock at any time at the option of the holder), owned by General Conference Insurance Company of Vermont, a wholly-owned subsidiary of General Conference Corporation of Seventh-day Adventists.

(4) Based on 25,461,716 shares of common stock of the Issuer outstanding on July 27, 2000.

CUSIP No. 742670 20 1           Schedule 13G                  Page 3 of 6 Pages


Item 1.

         (a)      Name of Issuer:

                  Probex Corp.

         (b)      Address of Issuer's Principal Executive Offices:

                  13355 Noel Road, Suite 1200
                  Dallas, Texas 75240

Item 2.

         (a)      Name of Person Filing:

                  General Conference Corporation of Seventh-day Adventists

         (b)      Address of Principal Business Office or, if none, Residence:

                  12501 Old Columbia Pike
                  Silver Spring, Maryland 20804-6600

         (c)      Citizenship:

                  District of Columbia

         (d)      Title of Class of Securities:

                  Common Stock, no par value

         (e)      CUSIP No.:

                  742670 20 1

Item 3.  Not Applicable.

CUSIP No. 742670 20 1           Schedule 13G                  Page 4 of 6 Pages



Item 4.  Ownership.

         The following information relates to the reporting person's ownership of Common Stock, no par value, of the issuer as of August 11, 2000.

         (a)      Amount Beneficially Owned:

                  1,468,571 (1) (2) (3)

         (b)      Percent of Class:

                  5.545%(4)

         (c)      Number of Shares as to Which Such Person Has:

                  (i)   Sole power to vote or to direct the vote:

                             1,412,735 (1) (2)

                 (ii)   shared power to vote or to direct the vote:

                             55,836 (3)

                (iii)   sole power to dispose or to direct the disposition of:

                             1,412,735 (1) (2)

                 (iv)   shared power to dispose or to direct the disposition of:

                             55,836 (3)

Item 5.  Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


-------------------
(1) Includes 444,736 shares of common stock and 181,500 shares of Series A 10% Cumulative Convertible Preferred Stock (which is convertible into 967,999 shares of common stock at any time at the option of the holder).

(2) General Conference Corporation of Seventh-day Adventists("General Conference") is a corporation acting as trustee and manager to certain retirement, investment and income funds who are the record owner of a portion of these shares.

(3) Consists of 2,502 shares of common stock and 10,000 shares of Series A 10% Cumulative Convertible Preferred Stock (which is convertible into 53,334 shares of common stock at any time at the option of the holder), owned by General Conference Insurance Company of Vermont, a wholly-owned subsidiary of General Conference Corporation of Seventh-day Adventists.

(4) Based on 25,461,716 shares of common stock of the Issuer outstanding on July 27, 2000.

CUSIP No. 742670 20 1           Schedule 13G                  Page 5 of 6 Pages



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


          General Conference Insurance Company of Vermont, a wholly-owned subsidiary of General Conference Corporation of Seventh-day Adventists, owns 10,000 shares of the Issuer's Series A 10% Cumulative Convertible Preferred Stock (which is convertible at any time into 53,334 shares of the Issuer's common stock), and 2,502 shares of the Issuer's common stock acquired pursuant to a stock dividend declared on the Issuer's Series A 10% Cumulative Convertible Preferred Stock.


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.


Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 742670 20 1           Schedule 13G                  Page 6 of 6 Pages



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2000

                                         General Conference Corporation
                                           of Seventh-day Adventists

                                         By: /s/ Gary B. DeBoer
                                            -----------------------------
                                            Name:     Gary B. DeBoer
                                            Title:    Associate Treasurer